Rule 425
                                                Filer: MCB Financial Corporation
                                                       Issuer:  Business Bancorp
                                               Commission File Number: 001-15479





[Business Bancorp Company Logo                  [MCB Financial Corp Company Logo
             Goes Here]                                       Goes Here]




                                MERGER OF EQUALS

                           "AN EXCEPTIONAL PLATFORM TO
                          GROW SMALL BUSINESS LENDING"

                                AUGUST 17, 2001

BZBC                                                                         MCB

SAFE HARBOR STATEMENT


During the course of this presentation, we may make forward-looking statements regarding future events or the future financial performance of each company. We wish to caution you that such forward-looking statements are just predictions subject to certain risks and uncertainties that could cause actual events or results to materially differ, either better or worse, from those projected. A Discussion of risk factors that may affect the actual outcomes relating to such forward-looking statements and each company's results of operations in general is included in each company's annual report on form 10-KSB and other filings with the securities and exchange Commission. specific risks in this press release include the timing of the proposed merger, expected cost savings and other synergies following the merger, the actual amount of the merger, related expense and the market price of each company's stock following the merger. each company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.


[MERGER OF EQUALS BUSINESS BANCORP & MCB Financial Corp. appears on the left-side margin]

CREATING AN EXCEPTIONAL COMPANY

     o    Initial step to creating a statewide, middle-market business bank

     o    Presence in two of California's fastest growing markets

     o Attractive platform for other California financial institutions to join

     o    Creates a broader, more stable and diversified earnings base

     o Creates a more visible investment opportunity in California for national bank investors


[MERGER OF EQUALS BUSINESS BANCORP & MCB Financial Corp. appears on the left-side margin]

TRANSACTION SUMMARY


HOLDING COMPANY NAME:                   Business Bancorp

SUBSIDIARY NAME:                        Business Bank of California
--------------------------------------------------------------------------------

HEADQUARTERS:                           Northern California
--------------------------------------------------------------------------------

PRO FORMA SIZE:                         $582.2 Million in Assets
                                        $55 Million in Market Capitalization
--------------------------------------------------------------------------------

FIXED EXCHANGE RATIO:                   1.1763 BZBC Shares for each MCB Share
--------------------------------------------------------------------------------

IMPLIED VALUE TO MCB (1):               $17.35
--------------------------------------------------------------------------------

PREMIUM TO MCB'S MARKET PRICE:            31.4%
--------------------------------------------------------------------------------

AGGREGATE TRANSACTION VALUE:            $29.0 million
--------------------------------------------------------------------------------

PRO FORMA OWNERSHIP:                    Business Bancorp 52%
                                        MCB Financial Corp. 48%
--------------------------------------------------------------------------------

STRUCTURE:                              -- Merger of Equals
                                        -- Purchase Accounting
                                        -- Tax-Free Exchange


(1)  Based on the closing stock prices of BZBC and MCB as of 8/15/01.


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

TRANSACTION SUMMARY



SENIOR MANAGEMENT OF             Chairman                    Timothy Jorstad
BUSINESS BANCORP:                Vice Chairman               John Duckworth
                                 CEO                         Alan Lane
                                 President & COO             Charles Hall
                                 CFO                         Patrick Phelan
--------------------------------------------------------------------------------

SENIOR MANAGEMENT OF             Chairman                    John Duckworth
BUSINESS BANK OF CALIFORNIA:     Vice Chairman               Timothy Jorstad
                                 CEO                         Charles Hall
                                 President                   Alan Lane
                                 CFO                         Patrick Phelan
--------------------------------------------------------------------------------

BOARD OF DIRECTORS:             Equal board representation (7 members from
                                each organization)
--------------------------------------------------------------------------------

CROSS OPTIONS:                  19.9% Cross option agreement
--------------------------------------------------------------------------------

TIMING:                         Subject to regulatory and shareholder approval

                                Targeted to close fourth quarter 2001


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                                                                               5

REVIEW OF COMBINED ORGANIZATION


     o    15 Branch Locations


[Map of California with Branch Locations appears here]





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                                                                               6


DYNAMIC AND VIBRANT MARKETS


                    SAN BERNARDINO   RIVERSIDE   SONOMA     ALAMEDA     SAN FRANCISCO   CONTRA COSTA    MARIN    CALIFORNIA


  POPULATION              20.5%         32.0%     18.1%       10.7%           7.3%        18.1%          7.5%        13.6%
  INCREASES
-----------------------------------------------------------------------------------------------------------------------------

  JOB GROWTH              13.7%         17.1%     18.1%       18.3%           2.1%         7.3%          9.5%         6.3%
-----------------------------------------------------------------------------------------------------------------------------

  HOUSING                 0.40%         0.92%     0.66%       0.44%          0.35%        0.47%         0.33%        0.41%
  PERMITS/CAPITA
-----------------------------------------------------------------------------------------------------------------------------

  HOME OWNERSHIP          63.3%         68.9%     62.9%       53.3%          34.5%        67.6%         62.1%        55.6%

-----------------------------------------------------------------------------------------------------------------------------

Source:  www.census.gov for period 1990-2000

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


FOCUSED AND STRONG MANAGEMENT TEAM

                             ----------------------
                             (NEW) BUSINESS BANCORP
                               BOARD OF DIRECTORS
                                     50/50
                             ----------------------
                                      |
                                      |
                                      |
                                      |
              -------------------------
              |
              |
       ----------------                            -----------------
         ALAN LANE                                    CHARLES HALL
       CHIEF EXECUTIVE   <------------------------ PRESIDENT & CHIEF
           OFFICER                                 OPERATING OFFICER
       ----------------                            -----------------
                                                           ^
                                ---------------            |
                                 PATRICK PHELAN            |
                                CHIEF FINANCIAL  ----------
                                    OFFICER
                                ---------------

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                                                                               8

FOCUSED AND STRONG MANAGEMENT TEAM


                           ---------------------------
                           BUSINESS BANK OF CALIFORNIA
                               BOARD OF DIRECTORS
                                     50/50
                           ---------------------------
                                      |
                                      |
                                      |
                                      |
              -------------------------
              |
              |
       ----------------                            -----------------
         CHARLES HALL                                   ALAN LANE
       CHIEF EXECUTIVE   <------------------------      PRESIDENT
           OFFICER                                 -----------------
       ----------------                                    ^
                                                           |
                                ---------------            |
                                 PATRICK PHELAN            |
                                CHIEF FINANCIAL  ----------
                                    OFFICER
                                ---------------

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

CONSISTENT STRATEGIES


     o    Consistent Credit and Operating Philosophy

     o    Consistent Business Lines

     o    Compatible Risk Philosophy

     o    Strong Business Focus

     o    Financial discipline

     o    Efficient Branch Network



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                                                                              10

LOW RISK -- HIGH REWARD

                                                       IMPACT ON
BUSINESS LINES                                        EACH PARTNER
                                                      ------------

     o    Lending Strength                              Improved
          *    Distribution                             Improved
          *    Lending Limit                            Improved
          *    Product Mix                              Improved
          *    Client Mix                               Improved
          *    Cross sell opportunities                 Improved

FINANCIAL

     o    Cash EPS                                      Improved
     o    Growth Rate of Net Income                     Improved
     o    Reserve Coverage                              Improved
     o    Capacity to Generate Execess Capital          Improved



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


STRATEGIC AND COMPELLING FOR SHAREHOLDERS


     o    Intention to trade on Nasdaq National Market under the symbol "BZBC"

     o    Combined market cap gives shareholders more liquidity

     o    Positioned for superior financial performance

     o    Compatible, disciplined management team

     o    Leverages best practices, products and people of each partner

     o    One bank and one brand



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


DISCIPLINED FINANCIAL OPERATING PHILOSOPHY


     o    Culture of expense control and positive operating leverage

     o    Financial performance driven-- focused on quality growth

     o    Cash earnings will be used as basis for future reporting

     o    Traditions of excellent customer service and community support



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




PRO FORMA FINANCIAL REVIEW




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


SHAREHOLDER VALUE CREATED


     o Accretive to cash EPS in 2002 for shareholders of MCB Financial and Business Bancorp

     o Committed to reviewing the organization's cost structure to capturing cost savings going forward

     o    Assumptions are conservative

          *    Cost saves -- 5.7% of combined expenses

          *    No revenue enhancements

          *    Measured approach to integration



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


BALANCE SHEET IMPACT 6/30/01


                                                       MCB
  ($ in thousands)           Business Bancorp       Financial (1)        Merger Adjustments (2)       Pro Forma
                             ----------------       -------------        ----------------------       ----------


  Assets                          $340,113            $225,718                    $16,507               $582,338
-------------------------------------------------------------------------------------------------------------------

  Loans (Gross)                    183,108             167,645                                           350,753
-------------------------------------------------------------------------------------------------------------------

  Intangibles                        7,276                   0                     16,507                 23,783
-------------------------------------------------------------------------------------------------------------------

  Deposits                         282,217             207,051                                           489,268
-------------------------------------------------------------------------------------------------------------------

  Equity                            25,430              13,293                     16,157                 54,880

-------------------------------------------------------------------------------------------------------------------

(1) Adjusted to reflect the repurchase of 43,011 shares and options exercised of MCB stock on 7/3/01.

(2) Reflects the closing stock price as of 8/15/01.  BZBC - $14.75, MCB - $13.20




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

 STRONG BALANCE SHEET 6/30/01


    ($ in thousands)                            (New) Business Bancorp
                                     -------------------------------------------


    Common equity                                            $54,880
--------------------------------------------------------------------------------

    Trust Preferred Securities                                13,000
--------------------------------------------------------------------------------

    Intangibles                                               23,783
--------------------------------------------------------------------------------


    Tier 1 Capital                                            42,265
--------------------------------------------------------------------------------

    Total Risk-Based Capital                                  46,277
--------------------------------------------------------------------------------


    Tier 1 Capital                                            10.22%
--------------------------------------------------------------------------------

    Total Capital                                             11.19%
--------------------------------------------------------------------------------

    Leverage Ratio                                             7.71%



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


 PRO FORMA ASSET QUALITY 6/30/01


    ($ in thousands)                            (New) Business Bancorp
                                     ------------------------------------------

    Loan Loss Reserve                                   $4,012
--------------------------------------------------------------------------------

    Non-Performing Assets                               $2,131
--------------------------------------------------------------------------------

    NP As/Assets                                        0.38%
--------------------------------------------------------------------------------

    Reserve/Loans                                       1.14%
--------------------------------------------------------------------------------



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


CORPORATE GOALS


     o    Credit Quality

     o    Core Deposit Growth

     o    Net Interest Margin

     o    Top Line Revenue

     o    Efficiency



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

CORPORATE GOALS


Cash EPS Growth                                         12%-15%
------------------------------------------------------------------------

Cash Return on Equity                                   15%-17%
------------------------------------------------------------------------

Cash Return on Tangible Equity                          20%-25%
------------------------------------------------------------------------

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

APPENDIX






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

BALANCE SHEET
 6/30/01


($ in thousands)                           MCB                  BUSINESS
                                        FINANCIAL                BANCORP
                                        ---------               --------

Total Net Loans                         $165,606                $181,135
Total Investment Securities               35,468                 115,924
Other Assets                               6,656                  43,054
                                        --------                --------
        Total Assets                    $225,718                $340,113
                                        ========                ========

Total Deposits                          $207,051                $282,217
Total Borrowings                             750                  19,825
Other Liabilities                          1,624                   2,641
                                        --------                --------
        Total Liabilities               $209,425                $304,683


Trust Preferred Securities                 3,000                  10,000
Total Equity                              13,293                  25,430
                                        --------                --------
        Total Liability and Equity      $225,718                $340,113
                                        ========                ========


Source:  SNL Securities, L.C.



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

LOAN COMPOSITION
 6/30/01



LOANS:                                BUSINESS BANCORP          MCB FINANCIAL             PRO FORMA
                                      ----------------         --------------           -------------

        Construction                    $33,272   18%           $22,313   13%           $55,585   16%
        Residential R/E                  14,715    8%             2,780    2%            17,495    5%
        Commercial R/E                   88,333   48%           116,082   69%           204,415   58%
        Commercial                       38,724   21%            24,068   14%            62,792   18%
        Consumer                          9,103    5%             2,593    2%            11,696    3%
                                        -------   ---           -------   ---           -------   ---

                                        $184,147                $167,836                $351,983

LESS:
        Deferred Loan Fees                $1,039                    $191                  $1,230
        Allowance for loan losses          1,973                   2,039                   4,012
                                        --------                --------                --------

TOTAL LOANS                             $181,135                $165,606                $346,741
                                        ========                ========                ========




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


LOAN COMPOSITION
 6/30/01


BUSINESS BANCORP                                MCB FINANCIAL CORP.

[Graph appears here]                            [Graph appears here]




                                   PRO FORMA

                              [Graph appears here]


[Legend of Graphs appears here]


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


DEPOSIT COMPOSITION
 6/30/01




DEPOSITS:                             BUSINESS BANCORP          MCB FINANCIAL             PRO FORMA
                                      ----------------         --------------           -------------

        Demand Deposits                $100,140    36%           $50,716   24%           $151,126   31%
        Savings & NOW                    63,191    22%            15,433    7%             78,624   16%
        MMDA                             39,358    14%           101,371   49%            140,729   29%
        Time deposits => $100K           34,234    12%            30,637   15%             64,871   13%
        Time deposits < $100K            45,024    16%             8,894    4%             53,918   11%
                                        -------   ---            -------   ---            -------   ---

                                       $282,217                 $207,051                 $489,268



Source:  Provided by Management.


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

DEPOSIT COMPOSITION
 6/30/01



BUSINESS BANCORP                                MCB FINANCIAL CORP.

[Graph appears here]                            [Graph appears here]




                                   PRO FORMA

                              [Graph appears here]


[Legend of Graphs appears here]


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


CAPITAL RATIOS
 6/30/01


                                        MCB           BUSINESS
                                     FINANCIAL         BANCORP
                                     ---------        ---------

Core Capital/ Risk-adj Assets           9.40%          10.99%

Total Capital Ratio                    10.56%          12.85%

Leverage Ratio                          7.50%           7.42%


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

CREDIT QUALITY
 6/30/01

($ in thousands)                           MCB                  BUSINESS
                                        FINANCIAL                BANCORP
                                        ---------               --------

Total Gross Loans                       $167,645                $183,108

Total Allowance for Loan Losses            2,039                   1,973

Total Nonperforming Assets                    40                   2,091


NPAs/Loans & OREO                           0.00%                   1.14%

Reserves/ Loans                             1.22%                   1.08%

Reserves/ NPAs                                NM%                  94.36%




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

MCB FINANCIAL CORP.

                                                                                                                       CAGR
FINANCIAL INFORMTION                      1997            1998            1999            2000          2001YTD    (97 - 01 YTD)
--------------------                    -------------------------------------------------------------------------   -----------
Total Assets                            $139,877        $169,496        $196,119        $209,254        $225,718        14.7%

Total Investment Securities               35,556          42,078          36,118          27,100          35,468        -0.1%

Total Net Loans                           87,179         109,958         136,474         162,884         165,606        20.1%

Total Deposits                           126,132         154,904         179,784         188,585         207,051        15.2%

Total Equity                              11,967          13,082          14,397          15,106          13,293         3.0%

Net Income                                 1,350           1,621           2,333           3,070           2,978(1)     25.4%


RATIO ANALYSIS
--------------
ROAA                                        .097%           1.03%           1.30%           1.51%           1.39%

ROAE                                       12.22%          12.61%          17.12%          19.78%          20.75%

Efficiency Ratio                           70.16%          70.18%          62.39%          57.81%          58.37%

Total Equity/Total Assets                   8.56%           7.72%           7.34%           7.22%           5.88%

Loans/Deposits                             69.92%          71.71%          76.74%          87.40%          80.97%


(1) Second quarter 2001 net income annualized.
Year to date equals 6/30/01.




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


BUSINESS BANCORP

                                                                                                                       CAGR
FINANCIAL INFORMTION                      1997            1998            1999            2000          2001YTD    (97 - 01 YTD)
--------------------                    -------------------------------------------------------------------------   -----------
Total Assets                            $152,468        $182,455        $225,443        $311,541        $340,113        25.8%

Total Investment Securities               11,551          27,539          84,506          93,341         115,924        93.3%

Total Net Loans                           99,554         104.465         115,141         178,525         181,135        18.7%

Total Deposits                           136,685         163,843         186,808         264,927         282,217        23.0%

Total Equity                              15,047          17,443          19,031          23,543          25,430        17.0%

Net Income                                   842           1,857           1,940           2,270           2,482(1)     31.0%


RATIO ANALYSIS
--------------
ROAA                                         .66%           1.11%            .98%            .85%            .75%

ROAE                                        5.91%          12.32%          11.37%          11.17%          10.08%

Efficiency Ratio                           77.07%          71.76%          74.89%          74.10%          74.91%

Total Equity/Total Assets                   9.64%           9.37%           8.44%           7.56%           7.48%

Loans/Deposits                             72.78%          63.40%          61.40%          64.72%          64.18%


(1) Second quarter 2001 net income annualized.
Year to date equals 6/30/01.




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